

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2024

Dale Sander
Chief Financial Officer
Humacyte, Inc.
2525 East North Carolina Hwy 34
Durham, NC 27713

> **Re: Humacyte, Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed March 28, 2024**
> **File No. 001-39532**

Dear Dale Sander:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences